# Nasdaq Regulation

Lisa Roberts
Vice President
Listing Qualifications

_By Electronic Mail_

June 1, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


Division of Corporation Finance:

This is to certify that on June 1, 2021 The Nasdaq Stock Market LLC (the "Exchange") received from Weatherford International plc (the "Registrant") a copy of the Registrant's application on Form 10-12(b) for the registration of the following security:

Ordinary Shares, $0.001 par value

We further certify that the security described above has been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

_Lisa Roberts_